

February 8, 2011

Ms. Tamala L. McComic
Chief Financial Officer
Mexco Energy Corporation
214 W. Texas Avenue, Suite 1101
Midland, Texas 79701

> **Re: Mexco Energy Corporation**
> **Form 10-K/A for Fiscal Year Ended**
> **March 31, 2010**
> **Filed January 31, 2011**
> **File No. 001-31785**

Dear Ms. McComic:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended March 31, 2010

Properties, page 19

Proved Reserves, page 21

1. Your response four to our January 14, 2011 letter states that there were no material changes to your proved undeveloped reserves for fiscal year ended March 31, 2010. We note for each of the last three fiscal years: your year-end PUD reserves have been between 3.4 BCFE and 4 BCFE; your average historical development cost is approximately $580 thousand; and your average estimated future development costs in the standardized measure is $3.052 million. Please explain to us why these development expenditures have not resulted in significant conversions to proved developed status for your PUD reserves.

2.   Please tell us the figures for your material PUD reserves that have been booked for more than five years and explain to us the reasons that such reserves have not yet been developed. You may refer to Item 1203(d) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page F-19

3.   FASB ASC subparagraph 932-235-50-35(g) requires disclosure of "previously estimated development costs incurred during the period." Please tell us the figures for this line item for each of the last three fiscal years. In addition, explain to us your use of the line item "Changes in previously estimated development costs" and how you are in compliance with the relevant guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief